EXHIBIT 5

ABSOLUTE INVESTMENT ADVISERS LLC
REGISTERED INVESTMENT COMPANY
PROXY VOTING POLICY

I.	GENERAL STATEMENT

Absolute Investment Advisers LLC (the “Adviser”) has discretion to vote the proxies received by Absolute Strategies Fund and the Absolute Convertible Arbitrage Fund (the “Funds”), a series of Forum Funds (the “Trust”), a registered investment company. Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

The authority and responsibility for voting proxies with respect to portfolio securities of the Funds has been delegated to the Subadvisers for each portion of the Funds that hold the securities being voted, under Subadvisory Agreements between the Adviser and each Subadviser. The Funds’ CCO and/or Board and the Adviser review and evaluate each Subadviser’s proxy voting policy as part of its initial due diligence and ongoing oversight. As such, the Adviser generally does not vote proxies, if such action would occur, the Adviser will vote those proxies in the best interest of the Funds’ shareholders and in accordance with these policies and procedures. The Adviser’s only clients are the Funds and as such the Adviser does not vote proxies for any client other than the Funds.

II.	POLICIES FOR VOTING PROXIES

In its role as investment adviser to the Funds, Adviser has adopted this proxy voting policy. To the extent that these policies do not cover potential voting issues with respect to proxies received by the Funds, the Adviser shall act to promote the Funds’ investment objectives, subject to the provisions of the Trust’s policies regarding resolution of a conflict of interest with respect to the Adviser.

(A)	Routine Matters

As the quality and depth of management is a primary factor considered when investing in an issuer, the recommendation of the issuer’s management on any issue will be given substantial weight. The position of the issuer’s management will not be supported in any situation where it is determined not to be in the best interests of the Funds’ shareholders.

(1)	Election of Directors. Proxies should be voted for a management-proposed slate of directors unless there is a contested election of directors or there are other compelling corporate governance reasons for withholding votes for such directors. Management proposals to limit director liability consistent with state laws and director indemnification provisions should be supported because it is important for companies to be able to attract qualified candidates.

(2)	Appointment of Auditors. Management recommendations will generally be supported.

(3)	Changes in State of Incorporation or Capital Structure. Management recommendations about reincorporation should be supported unless the new jurisdiction in which the issuer is reincorporating has laws that would materially dilute the rights of shareholders of the issuer. Proposals to increase authorized common stock should be examined on a case-by-case basis. If the new shares will be used to implement a poison pill or another form of anti-takeover device, or if the issuance of new shares could excessively dilute the value of outstanding shares upon issuance, then such proposals should be evaluated to determine whether they are in the best interest of the Fund’s shareholders.

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(B)	Non-Routine Matters

(1)	Corporate Restructurings, Mergers and Acquisitions. These proposals should be examined on a case-by-case basis.

(2)	Proposals Affecting Shareholder Rights. Proposals that seek to limit shareholder rights, such as the creation of dual classes of stock, generally should not be supported.

(3)	Anti-takeover Issues. Measures that impede takeovers or entrench management will be evaluated on a case-by-case basis taking into account the rights of shareholders and the potential effect on the value of the company.

(4)	Executive Compensation. Although management recommendations should be given substantial weight, proposals relating to executive compensation plans, including stock option plans, should be examined on a case-by-case basis to ensure that the long-term interests of management and shareholders are properly aligned.

(5)	Social and Political Issues. These types of proposals should generally not be supported if they are not supported by management unless they would have a readily-determinable, positive financial effect on shareholder value and would not be burdensome or impose unnecessary or excessive costs on the issuer.

(C)	Conflicts of Interest

The Adviser recognizes that under certain circumstances it may have a conflict of interest in voting proxies on behalf of the Funds. A “conflict of interest,” means any circumstance when the Adviser (including officers, directors, agents and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity, and, therefore, may appear to have a conflict of interest between its own interests and the interests of fund shareholders in how proxies of that issuer are voted.

If the Adviser determines that it has a conflict of interest with respect to voting proxies on behalf of the Funds, then the Adviser shall contact the Trust's Chairman of the Board. In the event that the Chairman determines that he has a conflict of interest, the Chairman shall submit the matter for determination to another member of the Board who is not an “interested person” of the Trust, as defined in the Investment Company Act of 1940, as amended. In making a determination, the Chairman will consider the best interests of Funds’ shareholders and may consider the recommendations of the Adviser or independent third parties that evaluate proxy proposals. The Adviser will vote the proposal according to the determination and maintain records relating to this process.

(D)	Abstention

The Trust may abstain from voting proxies in certain circumstances. The Adviser or the Chairman of the Board may determine, for example, that abstaining from voting is appropriate if voting may be unduly burdensome or expensive, or otherwise not in the best economic interest of the Funds’ shareholders, such as when foreign proxy issuers impose unreasonable or expensive voting or holding requirements or when the costs to the Funds to effect a vote would be uneconomic relative to the value of the Funds’ investment in the issuer.

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III.	RECORDKEEPING

The Portfolio Manager or their staff will maintain files relating to the Adviser’s proxy voting procedures in an easily accessible place. Records will be maintained and preserved for 5 years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of the Adviser. Records of the following will be included in the files:

A.	Copies of the proxy voting procedures and policies, and any amendments thereto.

B.	A copy of each proxy statement that the Adviser receives, provided however that the Adviser may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available.

C.	A record of each vote that the Adviser casts.

D.	A copy of any document the Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision, including the resolution of any conflict.

E.	A copy of each written client request for information on how the Adviser voted such client’s proxies, and a copy of any written response to any (written or oral) client request for information on how the Adviser voted its proxies.

With respect to the Subadvisers of the Fund, the Adviser does not maintain records on behalf of the Subadvisers. Each Subadviser is responsible for maintaining their proxy voting records in accordance with applicable Rules.

IV.	DISCLOSURE

A.	The Adviser will disclose in its Form ADV Part 2A (Brochure) that its clients may contact the Adviser, by toll-free telephone number in order to obtain information on how the Adviser voted such client’s proxies, and to request a copy of these procedures and policies. If a client requests this information, the Compliance Officer will prepare a written response to the client that lists, with respect to each voted proxy that the client has inquired about, (1) the name of the issuer, (2) the proposal voted upon and (3) how the Adviser voted the client’s proxy.

B.	A concise summary of these Proxy Voting Procedures and Policies will be included in the Adviser’s Form ADV Part 2A (Brochure), and will be updated whenever these procedures and policies are amended. The Adviser will arrange for the Form ADV to be updated and for these policies and procedures to be made available upon request.

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